Exhibit 99.1

Hepsiburada Announces Extraordinary General Assembly Meeting

ISTANBUL, July 14, 2026 (GLOBE NEWSWIRE) -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces that the Board of Directors has decided to call for an Extraordinary General Assembly Meeting of Shareholders (the “Extraordinary General Assembly”) to convene at its headquarters located at the address of “Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers, Tower No:2 Floor:2 Şişli/İstanbul” on August 14, 2026, at 11:00 (local time) to authorize a share capital increase in an aggregate amount of TRY 9,321,419,250.00, of which TRY 14,285,700.00 shall be allocated to the nominal value of the newly issued shares and the remaining TRY 9,307,133,550.00 shall be allocated to the share premium. As a result, the nominal share capital of the Company will be increased from TRY 72,368,116.80, divided into 361,840,584 shares to TRY 86,653,816.80, divided into 433,269,084 shares. The nominal value of the shares will remain unchanged at TRY 0.20 (20 Kuruş). The Bank of New York Mellon’s pre-emptive rights in connection with the share capital increase pursuant to Article 461/2 of the TCC will be disapplied, as explained in the Explanatory Note on the agenda mentioned below:

1.	Opening of the meeting and election of the Extraordinary General Assembly Meeting Chairmanship;

2.	Authorization of the General Assembly Meeting Chairman to sign the minutes of the meeting;

3.	Discussion of increasing the Company’s current total share capital and matters of pre-emptive rights as per Article 461/2 of the TCC and amendment of Article 6 of the Company’s Articles of Association titled “Capital” as set forth in the “New Text”; and

4.	Closing.

Explanatory notes on the agenda items along with the copies of certain materials related to the Extraordinary General Assembly are made available on the Company’s investor relations website https://investors.hepsiburada.com/ as of July 14, 2026.

Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to, statements regarding changes to the Company’s Articles of Association. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2025 annual report filed with the SEC on Form 20-F (File No. 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by the Company from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting millions of customers with a broad range of products and services. Through its marketplace, retail operations, logistics capabilities, payment solutions and customer-focused technology, Hepsiburada aims to make commerce easier, faster and more accessible for customers and businesses across Türkiye.

Investor Relations Contact
ir@hepsiburada.com

Media Contact
corporatecommunications@hepsiburada.com